UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

             571903202

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

600 Massachusetts Avenue, NW
Washington, DC 20001 (202) 344-4874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

               January 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,227,118*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,227,118*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%**
14	TYPE OF REPORTING PERSON CO

* Consists of the following: (a) 10,237,119 shares held by JWM Family Enterprises, L.P, whose sole general partner is JWM Family Enterprises, Inc.; (b) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (c) 270,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (d) 320,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (e) 3,940,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (f) 260,000 shares held by Dauntless Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.

** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K filed by Marriott International, Inc. for the fiscal year ended December 31, 2019 (the “Form 10-K”).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,237,119*
	8	SHARED VOTING POWER 13,989,999**
	9	SOLE DISPOSITIVE POWER 10,237,119*
	10	SHARED DISPOSITIVE POWER 13,989,999**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%***
14	TYPE OF REPORTING PERSON PN

* Consists of 10,237,119 shares held directly by JWM Family Enterprises, L.P.

** Consists of the following: (a) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (b) 270,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 320,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (d) 3,940,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (e) 260,000 shares held by Dauntless Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.

*** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 491,362*
	8	SHARED VOTING POWER 36,784,072**
	9	SOLE DISPOSITIVE POWER 491,362*
	10	SHARED DISPOSITIVE POWER 36,784,072**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,275,434***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 367,302 shares held directly by J.W. Marriott, Jr.; and (b) 124,060 shares attributable to stock appreciation rights (“SARs”) held by J.W. Marriott, Jr. currently exercisable or exercisable within 60 days of March 6, 2020. SAR underlying share amounts are based on the $110.66 closing price of Marriott International, Inc. Class A Common Stock on March 6, 2020.

** Consists of the following: (a) 3,350,957 shares held by nine trusts for the benefit of the children of J.W. Marriott, Jr. and the children of Richard E. Marriott, for which J.W. Marriott, Jr. serves as a trustee; (b) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 3,400,760 shares held by a limited liability company, for which J.W. Marriott, Jr. serves as a manager; (d) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (e) 1,659,167 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (f) 49,575 shares owned by three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 47,000 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (h) 285,758 shares held by J.W. Marriott, Jr.’s spouse; and (i) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J.W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 5 of 18 Pages

*** The Potential Group Members (as defined herein) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 40,452,311, including 145,191 shares of Class A Common Stock attributable to SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

**** The denominator is based on: (a) 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K; and (b) 124,060 shares attributable to SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,400*
	8	SHARED VOTING POWER 28,962,631**
	9	SOLE DISPOSITIVE POWER 239,400*
	10	SHARED DISPOSITIVE POWER 28,962,631**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,202,031***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%****
14	TYPE OF REPORTING PERSON IN

* Consists of (a) 237,481 shares held directly by Deborah Marriott Harrison; and (b) 1,919 shares attributable to SARs held by Deborah Marriott Harrison currently exercisable or exercisable within 60 days of March 6, 2020. SAR underlying share amounts are based on the $110.66 closing price of Marriott International, Inc. Class A Common Stock on March 6, 2020.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 32,496 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (e) 6,420 shares held in two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 168,003 shares held in three trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (g) 34,920 shares held in a limited liability company, for which Deborah Marriott Harrison serves as a manager; (h) 90,561 shares held in a limited liability company, for which Deborah Marriott Harrison’s spouse serves as a manager; (i) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J.W. Marriott, Jr., for which Deborah Marriott Harrison serves as a trustee; (j) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; and (k) 209,210 shares held in a trust for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison serves as a trustee. Deborah Marriott Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

CUSIP No. 571903202	Page 7 of 18 Pages

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 40,452,311, including 145,191 shares of Class A Common Stock issuable upon the exercise of SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

**** The denominator is based on: (a) 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K; and (b) 1,919 shares attributable to SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Juliana B. Marriott Marital Trust 46-6976704
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 437,995*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 437,995*
	10	SHARED DISPOSITIVE POWER 24,227,118**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,665,113***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%****
14	TYPE OF REPORTING PERSON OO

* Consists of 437,995 shares held directly by The Juliana B. Marriott Marital Trust (the “Marital Trust”).

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 40,452,311, including 145,191 shares of Class A Common Stock issuable upon the exercise of SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

**** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Juliana B. Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000*
	8	SHARED VOTING POWER 25,075,182**
	9	SOLE DISPOSITIVE POWER 18,000*
	10	SHARED DISPOSITIVE POWER 25,075,812*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,093,812***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%****
14	TYPE OF REPORTING PERSON IN

* Consists of 18,000 shares held directly by Juliana B. Marriott.

** Consists of the following: (a) 24,665,113 shares beneficially owned by the Marital Trust, for which Juliana B. Marriott serves as a trustee; (b) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which Juliana B. Marriott serves as a trustee; and (c) 189,021 shares held in six trusts for the benefit of Juliana B. Marriott’s children, for which Juliana B. Marriott serves as a trustee. Juliana B. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 40,452,311, including 145,191 shares of Class A Common Stock issuable upon the exercise of SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

**** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Blake Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,410*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 227,410*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%**
14	TYPE OF REPORTING PERSON IN

* Consists of 227,410 shares held directly by Stephen Blake Marriott.

** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,778*
	8	SHARED VOTING POWER 29,276,757**
	9	SOLE DISPOSITIVE POWER 723,778*
	10	SHARED DISPOSITIVE POWER 29,276,757**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,535***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 704,566 shares held directly by David Sheets Marriott; and (b) 19,212 shares attributable to SARs held David Sheets Marriott currently exercisable or exercisable within 60 days of March 6, 2020. SAR underlying share amounts are based on the $110.66 closing price of Marriott International, Inc. Class A Common Stock on March 6, 2020.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 15,418 shares held by David Sheets Marriott’s spouse; (c) 76,892 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for which David Sheets Marriott serves as a trustee; (g) 142,565 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; (h) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which David Sheets Marriott serves as a trustee; (i) 437,995 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee; (j) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee; and (k) 65,354 shares held by two trusts for the benefit of a nephew, for which David Sheets Marriott serves as a trustee. David Sheets Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

CUSIP No. 571903202	Page 12 of 18 Pages

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 40,452,311, including 145,191 shares of Class A Common Stock issuable upon the exercise of SARs that are currently exercisable or exercisable within 60 days of March 6, 2020.

**** The denominator is based on: (a) 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K; and (b) 19,212 shares subject to SARs currently exercisable or exercisable within 60 days of March 6, 2020.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 13 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nicole Marriott Avery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,418*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 105,418*
	10	SHARED DISPOSITIVE POWER 24,227,118**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,332,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%***
14	TYPE OF REPORTING PERSON IN

* Consists of 105,418 shares held directly by Nicole Marriott Avery.

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. Nicole Marriott Avery disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 14 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jennifer R. Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,406,673*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,406,673*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,406,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%**
14	TYPE OF REPORTING PERSON IN

* Consists of (a) 171,993 shares held in a revocable trust of which Jennifer R. Jackson and her spouse are trustees, (b) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. and (c) 7,562 shares held in trusts of which the spouse of Jennifer R. Jackson serves as trustee. Jennifer R. Jackson disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

** The denominator is based on 324,214,545 shares of Class A Common Stock outstanding as of February 20, 2020, as stated on the facing page of the Form 10-K.

Schedule 13D/A	Page 15 of 18 Pages
Marriott International, Inc.

This Amendment No. 6 (this “Amendment No. 6”) is being filed by the Reporting Persons (as defined herein) and, with respect to the Reporting Persons, amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., Deborah Marriott Harrison, Stephen Blake Marriott, David Sheets Marriott, Juliana B. Marriott and Nicole Marriott Avery (collectively with Jennifer R. Jackson, the “Individual Reporting Persons”), and JWM Family Enterprises, Inc. (“Family Corp”), JWM Family Enterprises, L.P. (“Family L.P.”) and The Juliana B. Marriott Marital Trust (the “Marital Trust” and, collectively with the Individual Reporting Persons, Family Corp and Family L.P., the “Reporting Persons”) on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, Amendment No. 1 filed on March 13, 2012, Amendment No. 2 filed on November 21, 2013, Amendment No. 3 filed on January 29, 2015, Amendment 4 filed on December 15, 2016 and Amendment 5 filed on November 24, 2017 (as amended, the “Schedule 13D”). This Amendment No. 6 constitutes an exit filing for Stephen Blake Marriott.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

J.W. Marriott, Jr., Deborah Marriott Harrison, David Sheets Marriott, Juliana B. Marriott and the Marital Trust (collectively, the “Potential Group Members”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Second Amended and Restated Stockholders Agreement, effective as of September 30, 2013, as amended (the “Stockholders Agreement”), as described in Item 4. Except as expressly set forth in this Amendment No. 6, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person are set forth on Appendix A hereto, which is incorporated by reference herein. The Marital Trust is a trust formed under the laws of State of Maryland. Family L.P. is a limited partnership organized under the laws of the State of Delaware. Family L.P.’s principal business is the ownership and operation of hotels. The general partner of Family L.P. is Family Corp. Family Corp is a corporation organized under the laws of the State of Delaware. Family Corp’s principal business is the ownership and operation of hotels. The directors and executive officers of Family Corp are set forth on Appendix A hereto. The business address of each of the Marital Trust, Family L.P. and Family Corp is 540 Gaither Road, Suite 100, Rockville, MD 20850.

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D/A	Page 16 of 18 Pages
Marriott International, Inc.

To the best knowledge of the Reporting Persons, each Individual Reporting Person, and the directors and executive officers of Family Corp are citizens of the United States of America.

Item 4. Purpose of the Transaction

The text under each heading listed below of Item 4 of the Schedule 13D is hereby supplemented and amended by the following:

Second Amended and Restated Stockholders Agreement

On January 1, 2020, Jennifer R. Jackson replaced Stephen Blake Marriott as an Original Voting Stockholder Nominee under the Stockholders Agreement.

Family Corp Pledged Shares

As of the date of this Amendment No. 6, of the shares of Class A Common Stock beneficially owned by Family Corp, no shares are currently pledged as collateral.

Other Pledged Shares

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by Stephen Blake Marriott, 174,887 shares have been pledged as collateral.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by David Sheets Marriott, 77,160 shares have been pledged as collateral.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by trusts of which J.W. Marriott, Jr. is a trustee, 865,363 shares have been pledged as collateral.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by trusts of which Juliana B. Marriott is a trustee, 93,765 shares have been pledged as collateral.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by trusts of which Juliana B. Marriott and David Sheets Marriott are trustees, 125,012 shares have been pledged as collateral.

Schedule 13D/A	Page 17 of 18 Pages
Marriott International, Inc.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by a trust of which Deborah Marriott Harrison is a trustee, 70,203 shares have been pledged as collateral.

As of the date of this Amendment No. 6, of the shares of Class A Common Stock held directly by trusts of which Jennifer R. Jackson is a trustee, 171,993 shares have been pledged as collateral.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

(a) See Items 11 and 13 and the footnotes thereto of the cover pages to this Amendment No. 6, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each Reporting Person.

(b) See Items 7-10 and the footnotes thereto of the cover pages to this Amendment No. 6, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

(c) The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

•	On February 14, 2020, J.W. Marriott, Jr. acquired 119,778 shares pursuant to a Marriott International, Inc. employee compensation plan.

(d) Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment No. 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The Reporting Persons have also entered into a Joint Filing Agreement dated as of March 10, 2020, a copy of which is filed as Exhibit 7.01 with this Amendment No. 6.

Schedule 13D/A	Page 18 of 18 Pages
Marriott International, Inc.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01 Joint Filing Agreement, dated as of March 10, 2020.

Schedule 13D/A
Marriott International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2020	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.

	By:	/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

The Juliana B. Marriott Marital Trust

	By:	/s/ Juliana B. Marriott
	Name:	Juliana B. Marriott
	Title:	Trustee

	By:	/s/ David Sheets Marriott
	Name:	David Sheets Marriott
	Title:	Trustee

	By:	/s/ Juliana B. Marriott
Juliana B. Marriott

	By:	/s/ David Sheets Marriott
David Sheets Marriott

	By:	/s/ Stephen Blake Marriott
Stephen Blake Marriott

JWM Family Enterprises, Inc.

	By:	/s/ Jacqueline M. Perry
	Name:	Jacqueline M. Perry
	Title:	Treasurer

Schedule 13D/A
Marriott International, Inc.

JWM Family Enterprises, L.P.

By: JWM Family Enterprises, Inc., its General Partner

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

/s/ Nicole Marriott Avery
Nicole Marriott Avery

/s/ Jennifer R. Jackson
Jennifer R. Jackson

Appendix A

Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer Emeritus, Marriott Culture and Business Councils, Marriott International, Inc.
Juliana B. Marriott	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Interior Designer, Self-Employed
David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Stephen Blake Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Self Employed – Hotel Operator
Nicole Marriott Avery	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Program Manager, Marriott International, Inc.
Jennifer R. Jackson	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Homemaker

* Director of Marriott International, Inc.

A-1

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer Emeritus, Marriott Culture and Business Councils, Marriott International, Inc.
Nicole Marriott Avery**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Program Manager, Marriott International, Inc.
David Sheets Marriott**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Jennifer R. Jackson**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Homemaker
Carl Berquist**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Retired
Jeffrey Kurzweil**	Venable LLP 600 Massachusetts Avenue, NW Washington, DC 20001	Partner, Venable LLP
William J. Shaw**	Marriott Vacations Worldwide Corp. 6649 Westwood Blvd., Suite 500 Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation
Kevin M. Kimball	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	President and CEO of JWM Family Enterprises, Inc.

* Chairman of the Board of Directors of JWM Family Enterprises, Inc.

** Director of JWM Family Enterprises, Inc.

A-2